November 23, 2021

Via Email

Rita Rubin, Esq.
Ropes & Gray LLP
191 North Wacker Drive
32nd Floor
Chicago, IL 60606-4302

              Re:            First American Funds Trust
                             Initial Registration Statement on Form N-1A
                             File Nos. 333-260527 and 811-23751

Dear Ms. Rubin:

        On October 27, 2021 you filed the above-referenced initial registration statement on
Form N-1A on behalf of First American Funds Trust (the    Trust   ). We have
reviewed the
registration statement and have provided our comments below. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.1

General
1. Please confirm that all missing information, including all exhibits, will be filed in a pre-
              effective amendment to the registration statement. We may have further comments when you supply the omitted information.
2. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the registration statement.
3. When available, please include the ticker symbols on the cover page and in EDGAR.
              Item 1(a)(2) of Form N-1A; Regulation S-T, Rule 313(b)(1).
4. Please include hyper-links to all exhibits in Part C of the registration statement as well as other information incorporated by reference, including the Annual Report for each
              Predecessor Fund. Rule 411 of the Securities Act of 1933, as
amended (the    1933 Act   )
              and Rule 0-4 of the Investment Company Act of 1940, as amended
(the    1940 Act   ).



1
    Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.
 Rita Rubin
Ropes & Gray LLP
November 23, 2021
Page 2 of 8

Summary Prospectuses
Fees and Expenses
5. Please conform the narrative preceding the fee table to the wording required by Item 3 of
       Form N-1A (i.e., state that the table describes fees and expenses an investor may pay if he or she buys, holds, and sells shares, and include the bolded statement that other fees such as brokerage commissions may also be paid to financial intermediaries).
6. Please extend the expiration of the fee waiver and expense reimbursement to a date that is no less than one year from the effective date of the registration statement, or remove such arrangement from the fee table and expense example. Instruction 3(e) to
Item 3 of Form
       N-1A.
7. With respect to the summary prospectus for the Government Obligations Fund, Class A shares, please remove the fee waiver and expense reimbursement from the fee table and expense example, as the arrangement has not resulted in a reduction in Fund operating expenses. Instruction 3(e) to Item 3 of Form N-1A.
Principal Risks
8. We note that the principal risks appear in alphabetical order. Please order the risks to
       prioritize those that are most likely to adversely affect the Fund   s
net asset value, yield,
       and total return. See ADI 2019-08 - Improving Principal Risks
Disclosure.
9.     Under the risk factor titled    Interest Rate Risk,    please consider
referencing the current
       low interest rate environment and what impact this may have on the
Funds.
Fund Performance
10. With respect to the summary prospectus for the Government Obligations Fund, Class D shares, please provide a brief explanation of how the information illustrates the
       variability of the Fund   s returns (e.g., by stating that the
information provides some
       indication of the risks of investing in the Fund by showing changes in
the Fund   s
       performance from year to year). Item 4(b)(2)(i) of Form N-1A.
11. In the Class T share summary prospectuses for the Government Obligations Fund, Retail
       Tax Free Obligations Fund, Treasury Obligations Fund, and the U.S. Treasury Money
       Market Fund, please make clear in the second paragraph that Class T shares have not yet commenced operations, and therefore the performance information is based on the
       performance of the Fund   s Class A shares, an existing class of the
Fund.
 Rita Rubin
Ropes & Gray LLP
November 23, 2021
Page 3 of 8

Statutory Prospectuses

Description of Principal Investment Risks
12. The Tax Risk discussion references the Retail Prime Obligations Fund and Institutional
       Prime Obligations Fund, but these Funds do not include a discussion of tax risk in the principal risk section of their summary prospectuses. Please revise this disclosure accordingly.
13. Similarly, to avoid investor confusion, please break out the discussion on Variable Rate
       Demand Note (VRDN) and Tender Option Bond (TOB) Risk into two separate risk
       factors, as the Retail Prime Obligations Fund and Institutional Prime Obligations Fund do
       not, as a principal strategy, invest in tender option bonds.
Pricing of Fund Shares
14.    The prospectus states that redemption proceeds to be paid by wire will
 normally    be
       paid on the same day that the redemption request is accepted in proper form by the funds.
       Please clearly state that all redemption proceeds, regardless of the method of payment, will be sent no later than seven days following receipt of the redemption request. Section
       22(e) of the 1940 Act.
15.    Please clarify in the fifth paragraph that a shareholder   s purchase or
redemption price will
       be based on that day   s NAV per share if the order is received by the
funds or a financial
       intermediary that has been authorized to accept orders on behalf of the funds.
16. Disclosure in the fifth paragraph also states that a shareholder should contact his or her financial intermediary to determine the time by which it must receive a purchase or redemption order to receive same day processing, suggesting that such intermediaries may impose cut-off times earlier than those imposed by the Funds and disclosed in the prospectus. Please explain supplementally if the Funds have any specific knowledge of an intermediary imposing its own early cut-off time, and the circumstances surrounding
       that cut-off time. Please also explain how the intermediary   s
imposition of an early cut-
       off time is consistent with the Funds    obligations under Rule 22c-1 of
the 1940 Act to
       effect purchase and redemption orders at the current net asset value next computed after receipt of a purchase or redemption request.
12b-1 Fees
17. With respect to Class A shares, please reconcile the disclosure stating that each Fund pays a Rule 12b-1 distribution fee equal to 0.15% with the disclosure in the fee table stating that each Fund pays a Rule 12b-1 fee equal to 0.25%.
 Rita Rubin
Ropes & Gray LLP
November 23, 2021
Page 4 of 8

Redeeming Fund Shares

18. When discussing redemptions in-kind, please disclose additional detail regarding in-kind redemption practices, such as whether those redemptions would be a pro-rata portion of portfolio assets, individual securities, or representative securities baskets.
Taxes

19. To the extent the applicable share class permits exchanges, please disclose that the exchange of Fund shares for shares of another fund will be treated as a sale of Fund shares, and any gain on the transaction may be subject to federal income tax. Item
        11(f)(1)(iii) of Form N-1A.
20. With respect to the Retail Tax Free Obligations Fund, please state that while distributions may not be subject to federal tax, they may be subject to state and local income tax.
        Please also clarify in the disclosure that the Fund may invest up to 20% of its assets in taxable money market securities, as stated elsewhere in the prospectus, and therefore the
        Fund may invest a portion of its assets in securities that generate income that is not exempt from federal or state income tax. Finally, please state that any capital gains distributed by the Fund may be taxable. Item 11(f)(2) of Form N-1A.
21. The last two paragraphs in the prospectuses describing the Institutional Prime Obligations
        Fund (Class T, V, Y, and Z) describe the potential tax consequences relating to a sale of
        Institutional Prime Obligations Fund shares given that the Fund is subject to a floating
        NAV, including how the choice of accounting method could impact the tax treatment of such sale. Please also describe the tax consequences relating to the sale of shares of the other Funds if such Funds were not able to maintain a stable NAV or were to impose a liquidity fee, as is done in the other prospectuses in the registration statement.
Financial Highlights
22. Please update the financial highlights and financial statements to the fiscal year ended
        August 31, 2021.
Back Cover
23. Please disclose the SEC file number in type size smaller than that generally used in the prospectus (e.g., 8-point modern type). Item 1(b)(4) of Form N-1A. Statement of Additional Information
Investment Restrictions
24.     The Funds    concentration policy states that they will not concentrate in a particular
        industry, except that there shall be no limitation on the purchase of obligations of domestic commercial banks, excluding for this purpose, foreign branches of domestic commercial banks. We note that, as stated in the prospectuses, only the Institutional
 Rita Rubin
Ropes & Gray LLP
November 23, 2021
Page 5 of 8

      Prime Obligations Fund and Retail Prime Obligations Fund will concentrate their investments in the banking industry.
         a. With respect to the Government Obligations Fund, Treasury Obligations Fund,
            U.S. Treasury Money Market Fund, and Retail Tax Free Obligations Fund, please revise this policy to clearly state that such Funds will not concentrate in any industry. While the Funds may exclude in their concentration policy deposit instruments of U.S. banks, the Funds may not retain discretion as to when or whether they may concentrate in the banking industry. See Statements of
            Investment Policies of Money Market Funds Relating to Industry Concentration,
            Investment Company Act Release No. 9011 (Oct. 30, 1975).
         b. Please provide a separate concentration policy with respect to the Institutional
            Prime Obligations Fund and Retail Prime Obligations Fund, and replace the
            language that    there shall be no limitation on the purchase of
obligations of
            domestic commercial banks, excluding for this purpose, foreign branches of
            domestic commercial banks    with language that more clearly states
that these
            Funds will concentrate their investments in the banking industry.

         c. Please revise the paragraph regarding concentration that follows the fundamental investment restrictions accordingly. In doing so, please make sure to remove the disclosure suggesting that the Government Obligations Fund, Treasury
            Obligations Fund, U.S. Treasury Money Market Fund, and Retail Tax
Free
            Obligations Fund may concentrate in the banking industry under circumstances that, in the opinion of the adviser, justify such concentration. The Government
            Obligations Fund, Treasury Obligations Fund, U.S. Treasury Money Market
            Fund, and Retail Tax Free Obligations Fund will invest exclusively or primarily in securities issued by companies outside of the banking industry, and thus will never be in a position to invest to such a degree in the banking industry (as noted
            later on in this same paragraph).

25. The concentration policy also states that the U.S. Government and its political
      subdivisions are not considered members of any industry. While a fund   s
25% limit on
      investing in any one industry does not apply to investments in tax-exempt securities issued by governments or political subdivisions of governments, a fund must include in its concentration policy municipal securities backed principally from the assets and revenues of non-governmental users. Please provide in adjacent disclosure a statement to that effect.
26. In the paragraph regarding concentration that follows the fundamental investment restrictions, please revise the statement that the Retail Tax Free
Obligations Fund   s
      policy to invest at least 80% of its total assets in municipal securities is a fundamental policy that may not be changed without shareholder approval, to more accurately state
      that the Fund   s fundamental investment policy is to invest its assets
so that at least 80%
      of the income that it distributes will be exempt from federal regular income tax, including
 Rita Rubin
Ropes & Gray LLP
November 23, 2021
Page 6 of 8

       the federal alternative minimum tax. Please move this disclosure to a separate paragraph, as it does not relate to concentration. Item 16(c)(1)(vii) of Form N-1A.
27. As stated in the prospectuses, each of the Government Obligations Fund, Treasury
       Obligations Fund, and U.S. Treasury Money Market Fund has a policy to invest
          exclusively    in the type of investment suggested by its name. The
prospectus also states
       that each Fund will provide shareholders with at least 60 days advance notice before changing this policy. Please reconcile this with the disclosure in the last paragraph of the
       Investment Restrictions discussion, which states that each such Fund has an 80% policy
       (rather than an exclusive policy) to invest in the type of investment suggested by its name, which will not be changed without at least 60 days advance notice. When doing so, please also ensure that the wording of the type of investment is consistent between the prospectus and the statement of additional information (e.g., the Government Obligations
       Fund invests exclusively in short-term U.S. Government securities). Please also clarify the Rule 35d-1 policy for the Retail Tax Free
Obligations Fund. In
       particular, please be clear that the Fund has a fundamental investment policy to invest its assets so that at least 80% of the income that it distributes will be exempt from federal regular income tax, including the federal alternative minimum tax, and please remove
       disclosure regarding the Fund   s non-fundamental 80% investment policy,
which is not
          required by current SEC regulations.    Rule 35d-1(a)(4) of the 1940
Act.
Trustee Ownership of Securities of the Funds or Adviser

28. Because each Fund will assume the financial and other historical information of each corresponding Predecessor Fund, please state the dollar range of equity securities beneficially owned by each trustee in each Predecessor Fund and, on an aggregate basis, in any registered investment companies overseen by the trust within the same family of investment companies as the Predecessor Funds, as of the end of the most recently completed calendar year. Item 17(b)(4) of Form N-1A.
29. In the second paragraph, please revise the disclosure to clarify that such ownership is with respect to the Predecessor Funds.
Trustee Qualifications

30. For each trustee, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a trustee for the Funds at the time that the disclosure is made, in light of the Funds business and structure. If material, this disclosure should cover more than the past five years, including information
       about the person   s particular areas of expertise or other relevant
qualifications. Item
       17(b)(10) of Form N-1A.
 Rita Rubin
Ropes & Gray LLP
November 23, 2021
Page 7 of 8

Trustee Compensation

31. For all trustees and for all members of any advisory board who receive compensation from the Funds, and for each of the three highest paid officers or any affiliated person of the Funds who received aggregate compensation from the Funds for the most recently completed fiscal year exceeding $60,000, please provide the information required by the table set forth in Item 17(c)(1) of Form N-1A. Because the Trust has not completed its first full year since its organization, please furnish this information for the current fiscal year, estimating future payments that would be made pursuant to an existing agreement or understanding, disclosing in a footnote to the table the period for which the information is furnished. Instruction 2 to Item 17(c)(1).
32. Please describe briefly the material provisions of any pension, retirement, or other plan or any arrangement as required by Item 17(c)(2) of Form N-1A.

Investment Advisory and Other Services for the Funds

33. Because each Fund will assume the financial and other historical information of each corresponding Predecessor Fund, please provide the total dollar amounts that each
       Predecessor Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years. Item 19(a)(3) of Form N-1A.
34. Similarly, please disclose the total dollars paid for the past three years to the administrator and to any other provider of management-related service contracts in connection with the Predecessor Funds. Item 19(d) of Form N-1A.
Transfer Agent

35.    Please state the principal business address of the Funds    transfer
agent.
Distributor

36.    Please state whether the offering is continuous. Item 25(a)(2) of Form
N-1A.
37. Because each Fund will assume the financial and other historical information of each corresponding Predecessor Fund, please state the aggregate dollar amount of
       underwriting commissions and the amount retained by the principal underwriter for each
       of the Predecessor Funds    last three fiscal years. Item 25(a)(3) of
Form N-1A.
Derivative and Direct Claims of Shareholders
38.    Please revise the disclosure to be clear that a    derivative    claim,
as defined in this section
       and as referenced in paragraphs two through four, does not include any derivative or other claim arising under the U.S. federal securities laws. Please also make corresponding
       changes in the Trust   s Bylaws.
 Rita Rubin
Ropes & Gray LLP
November 23, 2021
Page 8 of 8

39. As the last paragraph of this section does not relate to derivative and direct shareholder claims, please consider moving it to a separate section of the statement of additional information to avoid investor confusion. Further, because each Fund will assume the financial and other historical information of each corresponding Predecessor Fund, please provide this information with respect to the share classes for each Predecessor Fund or, alternatively, please indicate the ownership that would result from consummation of the impending plan of acquisition. Item 18(b) and (c) of Form N-1A and Instruction 2 to
       Item 18(b). Please also add disclosure with regard to control persons of each Predecessor
       Fund per Item 18(a) of Form N-1A.

                                              * * * *

        Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendment. After we have resolved all issues, the Trust and its underwriter must request acceleration of the effective date of the registration statement.

         In closing, we remind you that the Trust is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions prior to filing pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.


                                                                    Sincerely,

                                                                    /s/
Elisabeth Bentzinger

                                                                    Elisabeth
Bentzinger
                                                                    Senior
Counsel


cc: Andrea Ottomanelli Magovern
    Sally Samuel